Filed Pursuant to Rule 424(b)(3)

Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 12 DATED JANUARY 15, 2013

TO THE PROSPECTUS DATED APRIL 10, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 10, 2012, relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 11 dated December 6, 2012. Terms used and not otherwise defined in this Supplement No. 12 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 12 is to disclose:

•	the status of our public offering;

•	information regarding our indebtedness;

•	information regarding our distributions;

•	Information regarding discussions with a new advisor and discussions with our Advisor regarding terminating the Advisory Agreement;

•	subsequent events to the determination by our board of directors of our estimated value per share as of November 9, 2012; and

•	an update to the section of our prospectus entitled “Risk Factors.”

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of January 11, 2013, we had received and accepted investors’ subscriptions for and issued 10,944,230 shares of our common stock in our initial public offering, including 365,242 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $108,614,945. As of January 11, 2013, approximately 89,371,012 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. On June 15, 2012, we filed a registration statement on Form S-11 with the SEC to register a following-on public offering of up to $900,000,000 in shares of our common stock. However, we have ceased incurring expenses in connection with the follow-on offering. We do not currently expect to commence a follow-on offering upon the termination of this offering. Under rules promulgated by the SEC, we may continue our initial public offering until as late as February 7, 2013, at which point our offering of shares of our common stock will cease as well as our ability to issue shares under our dividend reinvestment plan.

Loan Compliance

We may not be in compliance with certain provisions related to two of our secured loans: the Revolving Credit Facility, in the maximum principal amount of $45,000,000, from the institutions from time to time who are designated as the Lender and KeyBank National Association (“Revolving Credit Facility”), and the Loan Agreement, dated November 9, 2012, with DOF IV REIT Holdings, LLC (“DOF Loan”), representing a total indebtedness of approximately $67.2 million. The Revolving Credit Facility is secured by five properties and the DOF Loan is secured by one property. We have received a notice of default on the DOF Loan dated January 14, 2013 with regard to two Events of Default as defined under the Loan Agreement. Lender on the DOF Loan is requesting payment of a missed deposit into the rollover account, two mandatory principal payments and default interest in the aggregate of $1,280,515.75 by 5:00 p.m. Friday January 18, 2013. Lender on the DOF Loan may, in its sole discretion, accelerate the entire amount of the DOF Loan. We are actively negotiating forbearance agreements with these lenders and pursuing appropriate cure provisions. If we are unsuccessful in negotiating forbearance agreements or are unable to cure any defaults, certain of our properties may be foreclosed on and subsequently sold at values that are less than the full value of the properties to us. Such sales would adversely affect us and the value of your investment. Even if we are successful in negotiating forbearance agreements, such agreements may require accelerated or increased loan payments, either of which could adversely affect our liquidity.

Move to Quarterly Dividends

Due to the loan compliance issues referenced above as well as the short-term liquidity issues previously disclosed, we intend to move to quarterly distributions (as opposed to monthly) for 2013. We do not intend to consider a distribution for 2013 until late March, which, if declared, would be payable in April and would be based on a March record date (as opposed to daily record dates). Given the loan issues described above, however, investors in this offering should not assume that we will resume paying dividends in the short term or at all.

Suspension of Share Redemption Program

For the reasons discussed above, we have also suspended our share redemption program, including with respect to redemptions upon death and disability. We will revisit our capacity to resume share redemptions after resolving our loan issues and transitioning to a new advisor (as discussed below). Investors in this offering should not assume that we will resume share redemptions in the short term or at all.

Change of Advisor

The board of directors is actively negotiating with Glenborough, LLC and its affiliates (“Glenborough”) to become a replacement advisor to our current Advisor. Glenborough and its predecessor entities bring over three decades of experience to the commercial real estate industry. Glenborough is managed by largely the same senior management team that led Glenborough Realty Trust, a NYSE-listed real estate investment trust.

Currently, Glenborough is a privately held full-service real estate investment and management company focused on the acquisition, management, and leasing of high quality commercial properties. We expect the terms of our agreements with Glenborough to be generally more favorable to the Company than those with our current Advisor; however, the payment of asset management fees due Glenborough will not be conditioned upon the Company achieving certain financial results.

The board of directors is actively negotiating a transition with our Advisor to terminate the Advisory Agreement and the property management agreements with respect to our properties. The board of directors intends to replace our Advisor within the next two months. However, any change to our advisor or property managers will require the consent of a number of our significant lenders. We can give no assurance that we will be able to secure such lender consents, come to terms with Glenborough or secure the cooperation of our current sponsor with respect to the transition.

Update to “Risk Factors”

The following disclosure supplements and should be read in conjunction with the disclosure in the section of our prospectus entitled “Risk Factors.”

We are actively negotiating with a new advisor and negotiating a termination of the Advisory Agreement with our Advisor. If we change advisors, such changes would disrupt our business and could cause the value of your investment in us to decline.

We are actively negotiating with Glenborough to become our advisor and take over property management of our properties. We are also negotiating a termination of the Advisory Agreement and property management agreements with our Advisor. Changes to our advisor and property manager may cause disruption with our operations and may impact our results. Payments to the existing Advisor relating to the termination of the Advisory Agreement and property management agreements could adversely impact our liquidity and/or operations.

Many of our debt obligations will need to be modified to provide for a change in advisor and property manager. If we are unable to negotiate a modification to our debt obligations our ability to change advisor and property manager without greater disruption would be compromised. We may also not be successful in negotiating a new advisory agreement and/or property management agreements with Glenborough. If we are unable to reach agreement with a successor advisor and/or property manager, such failure would likely result in a substantial disruption to our business and would likely adversely affect the value of an investment in us. Even if we were successful in transitioning to a new advisor and property manager, such efforts are causing a significant disruption to our business, which may adversely affect the value of your investment in us.

We may not be in compliance with certain provisions in two secured loans totaling approximately $67.2 million of indebtedness and have received a default notice under one of the loans. Failure to negotiate forbearance agreements or to cure any non-compliance may result in foreclosures, and any forbearance agreements may accelerate or increase loan payments, any of which may adversely affect the value of your investment in us.

We may not be in compliance with certain provisions related to two of our secured loans: the Revolving Credit Facility, in the maximum principal amount of $45,000,000, from the institutions from time to time who are designated as the Lender and KeyBank National Association (“Revolving Credit Facility”), and the Loan Agreement, dated November 9, 2012, with DOF IV REIT Holdings, LLC (“DOF Loan”), representing a total indebtedness of $67.2 million. The Revolving Credit Facility is secured by five properties and the DOF Loan is secured by one property. We have received a notice of default on the DOF Loan dated January 14, 2013 with regard to two Events of Default as defined under the Loan Agreement. Lender on the DOF Loan is requesting payment of a missed deposit into the rollover account, two mandatory principal payments and default interest in the aggregate of $1,280,515.75 by 5:00 p.m. Friday January 18, 2013. We are actively negotiating forbearance agreements with these lenders and pursuing appropriate cure provisions. If we are unsuccessful in negotiating forbearance agreements or are unable to cure any defaults, certain of our properties may be foreclosed on and subsequently sold at values that are less than the full value of the properties to us. Such sales would adversely affect us and the value of your investment. Even if we are successful in negotiating forbearance agreements, such agreements may require accelerated or increased loan payments, either of which could adversely affect our liquidity.

Our board of directors determined an estimated per share value of $10.60 for our shares of common stock as of November 9, 2012. Due to the recent events discussed above, you should not rely on the estimated value per share as being an accurate measure of the current value of our shares of common stock or in making an investment decision.

On November 9, 2012, our board of directors determined an estimated value per share of our common stock of $10.60 as of November 9, 2012. The board of directors believes that the subsequent events discussed above may have an impact on the estimated value per share. As a result, stockholders should not rely on the estimated value per share as being an accurate measure of the current value of our shares of common stock or in making an investment decision.